Mail Stop 4561

February 27, 2009

Richard D. Levy
Executive Vice President and Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, California 94104

> **RE:** **Wells Fargo & Company**
> **Form 8-K**
> **Filed January 28, 2009**
> **File No. 001-02979**

Dear Mr. Levy,

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief